Exhibit 11

STATER BROS. HOLDINGS INC.
Calculation of Earnings Per Common Share
(Unaudited)
(In thousands, except number of shares and per share amounts)

	13 Weeks Ended		39 Weeks Ended

	June 25,	June 24,	June 25,		June 24,
	2000	2001	2000		2001

Net income (loss)	$1,874 (1)	$2,269	$(7,227	)(1)	$5,451

Less preferred dividends	—	—	—		—

Net income (loss) available to common shareholders	$1,874	$2,269	$(7,227)		$5,451

Earnings (loss) per common share	$37.48	$45.38	$(144.54)		$109.02

Average common shares outstanding	50,000	50,000	50,000		50,000

Common shares outstanding at end of period	50,000	50,000	50,000		50,000

(1)	Reflects a one-time extraordinary gain of $1.1 million ($1.9 million net of tax effect of $0.8 million) connected with the early retirement of bonds.

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